APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

The Coach Eatery Co.   **Balance Sheet**

Assets

Cash	10,000.00	10,000.00
Investments	-	-
Inventories	-	-
Accounts receivable	-	-
Pre-paid expenses	-	-
Other	-	-

Property	8,000.00	8,000.00
Equipment	853.00	853.00
Furniture	-	-
Leasehold improvements	-	-
Equity and other investments	-	-
Less accumulated depreciation	-	-

Goodwill	-	-

Total assets	**18,853.00**	**18,853.00**

Liabilities and owner's equity

Current liabilities:	Previous Year	Current Year
Accounts payable	-	-
Accrued wages	-	-
Accrued compensation	-	-
Income taxes payable	-	-
Unearned revenue	-	-
Other	-	-
Total current liabilities	-	-

Long-term liabilities:	Previous Year	Current Year
Mortgage payable	-	-
Total long-term liabilities	-	-

Owner's equity:	Previous Year	Current Year
Investment capital	18,853.00	18,853.00
Accumulated retained earnings	-	-
Total owner's equity	18,853.00	18,853.00

Total liabilities and owner's equity	**18,853.00**	**18,853.00**

Balance	-	-

I, Alejandro Perez, certify that:

1. The financial statements of The Coach Eatery Co. included in this Form are true and complete in all material respects; and
2. The tax return information of The Coach Eatery Co. has not been included in this Form as The Coach Eatery Co. was formed on 12/08/2020 and has not filed a tax return to date.

Signature _Alejandro Perez_

Name: Alejandro Perez

Title: CFO